[redacted]

09058566

AB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alterna Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6600 N. Andrews Avenue, Suite 282
(No. and Street)

Fort Lauderdale	**Florida**	**33309**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Konrad **(800) 579-0864**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
SEC Mail Processing Section
MAR 02 2009
[redacted]
Washington, DC
111
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robert Konrad**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alterna Capital Corporation**, as of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Notary Public

CHRISTIE ANDERSEN
Notary Public - State of Florida
My Commission Expires Jul 31, 2010
Commission # DD 578596
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ALTERNA CAPITAL CORP.
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Alterna Capital Corp.

We have audited the accompanying statement of financial condition of Alterna Capital Corp., as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alterna Capital Corp., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

ALTERNA CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	2008
Cash and cash equivalents	$ 5,496
Accounts receivable – clearing broker	52,141
Accounts receivable – other	1,322
Due from related parties	17,129
Property and equipment, net of accumulated depreciation of $11,180	3,414
Deposit with clearing broker	25,000
Other assets	13,458
Total Assets	$ 117,960

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 9,951
Due to related parties	18,869
Due to clearing broker	1,177
Note payable - FINRA	17,281
Total Liabilities	47,278
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,138,750
Accumulated deficit	(1,069,068)
	70,682
Total Liabilities and Stockholder's Equity	$ 117,960

The accompanying notes are an integral part of these financial statements.

ALTERNA CAPITAL CORP.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Commissions	$ 136,731
Private placement fees	372,875
Other	23,817
Total revenues	533,423
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	115,201
Commissions	127,795
Clearing costs	14,887
Communications	3,354
Occupancy	11,141
Other operating expenses	207,123
Total expenses	479,501
NET INCOME	$ 53,922

The accompanying notes are an integral part of these financial statements.

ALTERNA CAPITAL CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 53,922
Adjustments to reconcile net income to net cash provided by operating activities:	
FINRA settlement expense - financed	24,000
Depreciation and amortization	4,018
Increase in accounts receivable - clearing broker	(37,033)
Increase in other assets	(6,227)
Decrease in accounts payable and accrued expenses	(4,721)
NET CASH PROVIDED BY OPERATING ACTIVITIES	33,959
CASH FLOWS FROM INVESTING ACTIVITIES:	
Advances from related parties	(500)
Advances to related parties	11,123
NET CASH PROVIDED BY INVESTING ACTIVITIES	10,623
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on note payble - FINRA	(6,719)
Stockholder contributions	20,000
Stockholder distributions	(100,000)
NET CASH USED BY FINANCING ACTIVITIES	(86,719)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(42,137)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	47,633
End of year	$ 5,496

The accompanying notes are an integral part of these financial statements.

ALTERNA CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2007	$ 1,000	$1,118,750	$ (1,022,990)	$ 96,760
Paid-in capital arising from forgiveness of debt		20,000		20,000
Distributions			(100,000)	(100,000)
Net income			53,922	53,922
Balance, December 31, 2008	$ 1,000	$1,138,750	$ (1,069,068)	$ 70,682

The accompanying notes are an integral part of these financial statements.

ALTERNA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Alterna Capital Corp. (formerly Allen Konrad Asset Management Corp.), (the Company) was incorporated in October 2003, in the state of Florida, and became a registered broker dealer in June 2004. The Company is a broker-dealer acting in an agency capacity, buying and selling equity, mutual fund, corporate debt, U.S. Government, municipal securities, options and variable life insurance and annuities for its customers and charging a commission. The Company also offers other products and services including selling tax shelters or limited partnerships in primary distributions and private placements of securities.

The Company is a wholly-owned subsidiary of Alterna Holdings Corp. (the Parent). Prior to February 2007, the Company was wholly owned by Allen Konrad Holdings Corp.

Government and Other Regulation: The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of 3 to 5 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Receivables: Commissions receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the commissions recorded at December 31, 2008 are fully collectable and are therefore stated at net realizable value.

ALTERNA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes: The Company had elected to be a Qualified Subchapter S Subsidiary of its Parent. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return.

Private Placement Revenue Recognition: The Company recognizes its private placement fees as revenue as services are provided and collection is reasonably assured.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B — LEASES

The Company leases office premises and equipment for $943 monthly from its Parent.

Rent expense for the year ended December 31, 2008 was approximately $11,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $30,360, which was $25,360 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.56 to 1.0.

NOTE D — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — OFF BALANCE SHEET RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE E — RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent. Under the terms of the agreement, the Company pays the Parent for the Company's allocable share of rent and telephone costs incurred by the Parent. The amount of payments pursuant to the agreement for 2008 was approximately $13,000.

From time to time, the Company makes advances to related parties and receives loans from related companies by virtue of common ownership. The advances are non-interest bearing and are due or payable upon demand.

The Company earns private placement fees by acting as the placement agent on transactions consummated with parties related by virtue of common control. For the year ended December 31, 2008, all private placement fees were earned from related party transactions.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties. Financial conditions and results of operations would differ from the amounts in the accompanying financial statements if the related party transactions did not exist.

ALTERNA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE F — CONCENTRATIONS

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2008, the deposit at clearing broker and the receivable from broker are held by and due from this brokerage firm.

NOTE G — NOTES PAYABLE - FINRA

During 2008, the Company settled a regulatory matter for $48,000. A portion of the settlement is payable in monthly installments of principal and interest of $1,090 through September 2010. The note bears interest at 8%.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ALTERNA CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholders' equity	$ 70,682
Less nonallowable assets:	
Other assets	(14,779)
Property and equipment, net	(3,414)
Due from related parties	(17,129)
Less fidelity bond	(5,000)
	(40,322)
Net capital before haircuts	30,360
Less haircuts	-
Net capital	30,360
Minimum net capital required	5,000
Excess net capital	$ 25,360
Aggregate indebtedness	$ 47,278
Net capital based on aggregate indebtedness	$ 3,152
Ratio of aggregate indebtedness to net capital	1.56 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital in the FOCUS report as of December 31, 2008 and net capital reported above.

ALTERNA CAPITAL CORP.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Alterna Capital Corp.

In planning and performing our audit of the financial statements of Alterna Capital Corp., for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Alterna Capital Corp., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 24, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC